Exhibit 12.1

EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(dollar amounts in millions except per share figures)

		2008	2007	2006	2005	2004
1. NET INCOME/(LOSS) AS A PERCENT OF SALES
A	Net income/(loss)	$12.5	$29.5	$11.4	$(123.7)	$6.2
B	Net sales	$640.5	$602.4	$532.1	$564.8	$496.9
A % of B		2.0%	4.9%	2.1%	(21.9)%	1.2%

2. EFFECTIVE INCOME TAX RATE AS A PERCENT
C	Income taxes	$6.3	$18.2	$20.4	$4.2	$20.1
D	Income/(loss) before income taxes	$18.8	$47.7	$31.8	$(118.1)	$32.0
C% of D		33.5%	38.2%	64.2%	(3.5)%	62.8%

3. CURRENT RATIO
E	Current assets	$256.6	$256.1	$305.3	$239.8	$199.6
F	Current liabilities	$188.1	$160.7	$142.9	$140.5	$169.4
E:F		1.4	1.6	2.1	1.7	1.2

4. EARNINGS PER SHARE
G	Net income/(loss)	$12.5	$29.5	$11.4	$(123.7)	$6.2
H	Basic shares outstanding	23,595	23,920	24,141	24,737	24,690
I	Diluted shares outstanding	24,391	24,838	25,339	24,737	25,978
G/H	Basic earnings per share	$0.53	$1.23	$0.47	$(5.00)	$0.25

G/I	Diluted earnings per share	$0.51	$1.19	$0.45	$(5.00)	$0.24

Shares in thousands, earnings per share in dollars.